September 25, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street N.E.

Washington, D.C. 20549

Re: GEX Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed April 15, 2021

Amendment No. 3 to Form 10-K for the Fiscal Period Ended December 31, 2020

Filed February 11, 2022

Amendment No. 1 Form 10-Q for the Period June 30, 2021

Filed February 8, 2022

File No. 001-38288

Dear Division of Corporate Finance:

We are submitting this letter on behalf of GEX Management, Inc. (the “Company” or “GEX”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail in which you requested certain additional information regarding our Form 10-K for the Fiscal Year Ended December 31, 2020, filed April 15, 2021 and Amendment No. 3 to the Form 10-K for the Period Ended December 31, 2020, filed February 11, 2022, and Amendment No 1. Form 10-Q for the Period ended June 30, 2021 Filed February 8, 2022. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 Form 10-Q for the Period Ended June 30, 2021

Notes to the Condensed Consolidated Financial Statements, page 8

1.	We note your response to our prior comment number 3. It is not clear why the obligations for your “merchant cash advances” that are material to you and in default are not discussed in the notes to your financial statements in all periodic filings until they are either satisfied or no longer considered material in your circumstances. It appears disclosure in the notes to the financial statements commensurate with your response, along with all material terms and conditions, including any associated defaults and related consequences and status of settlement discussions, would be useful information to investors and support associated amounts reported in your financial statements. Please advise and revise as appropriate.

The following disclosures will be made to the Notes to the Condensed Financial Statements for the current period Form 10-Q (September 30, 2022) which are expected to be filed with the SEC approximately on or before November 15, 2022, and will continue to be reported on subsequent filings until these disclosures are either satisfied or no longer considered material to the Company’s circumstances:

1.	Discussions related to the terms and conditions of the merchant cash advances that are material to the Company
2.	Default amounts that are material or no longer considered material to the Company’s circumstances and the reasons behind those conclusion
3.	Balances and amounts corresponding to the merchant cash advances as reported in the financial statements.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures

Conclusions Related to Internal Control Over Financial Reporting, page 12

2.	You have revised your disclosure in this section to repeat your conclusion regarding the effectiveness of your disclosure controls and procedures rather than disclose your conclusion in regard to your internal controls over financial reporting. Please note that a conclusion regarding the effectiveness of your internal controls over financial reporting is required by Item 308(a)(3) of Regulation S-K apart from a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation S-K. Please revise as appropriate.

The following modifications will be included in Item 9A of December 31, 2020 Form 10-K:

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, the Company determined that there were control deficiencies that constituted material weaknesses under COSO and SEC rules are, as described below:

(1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The aforementioned potential material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2020 and communicated the matters to our management and board of directors.

Management is currently evaluating remediation plans for the above control deficiency.

Accordingly, the Company concluded that this control deficiency resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Should you have any further questions, please do not hesitate to contact the undersigned at (505) 660-2013.

Sincerely,

/s/ Joseph Frontiere
Joseph Frontiere
Chief Executive and Chief Financial Officer